SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

APOLLO CAPITAL GROUP, INC.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

03763Q-10-3
(CUSIP Number)

c/o DALE S. BERGMAN, ESQ.
ARNSTEIN & LEHR LLP
200 EAST LAS OLAS BOULEVARD, SUITE 1700
FORT LAUDERDALE, FL  33301
(954) 713-7600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

APRIL 19, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 03763Q-10-3	Page 2 of 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Manfred H. Wutzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 13,950,237
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 13,950,237
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,950,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.8%*
14	TYPE OF REPORTING PERSON IN

*Based on 16,644,659 shares outstanding on April 4, 2010, computed from the Issuer’s recent filings.

CUSIP No. 03763Q-10-3	Page 3 of 4

This Amendment No. 1 (the “Amendment”) amends the statement of beneficial ownership on Schedule 13D (the “Schedule”) originally filed by Manfred H. Wutzer on November 5, 2009.

Item 1.  Security and Issuer.

Item 1 of the Schedule is hereby amended to read in its entirety as follows:

This Schedule relates to shares of common stock, $.001 par value (the “Common Stock”), of Apollo Capital Group, Inc., formerly Apollo Entertainment Group, Inc., a Florida corporation (the “Issuer”), whose principal executive offices are located at 20900 N.E. 30th Avenue, Aventura, FL  33180.  At present, there are 16,644,659 issued and outstanding shares of the Issuer’s Common Stock.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule is hereby amended to read in its entirety as follows:

(a)           As of the date of the Amendment, the Issuer has issued and outstanding 16,644,659 shares of Common Stock, of which Mr. Wutzer is presently the record owner of 13,950,237 shares.  Mr. Wutzer is not part of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

(b)           The following table indicates, as of the date of the Amendment, the number of shares of the Common Stock as to which Mr. Wutzer has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding

Manfred H. Wutzer	13,950,237	83.8%

Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding

	-0-	-0-

Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding

Manfred H. Wutzer	13,950,237	83.8%

Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding

(c)           On April 14, 2010, Mr. Wutzer sold 2,000,000 shares of the Common Stock then held by him to Eurospaininvest, S.L., a private investment banking firm majority-owned by Dieter Huhn, for $200,000 in a private transaction.

(d)           None.

(e)           Not applicable.

CUSIP No. 03763Q-10-3	Page 4 of 4

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2010	/s/ Manfred H. Wutzer
Manfred H. Wutzer